Filed by Novus Capital Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation

Commission File No.: 001-39288

AppHarvest Breaks Ground on Second High-Tech Greenhouse

60+ acre facility will follow opening this month of flagship farm in Morehead, KY

MEDIA CONTACT: press@appharvest.com
IMAGE/VIDEO GALLERY: Available here

OCTOBER 20, 2020 — MADISON COUNTY, KENTUCKY — AppHarvest today announced it has started construction on a second high-tech controlled environment agriculture facility in Central Appalachia. Located in Madison County, KY, the farm, when complete, will exceed 60 acres.

The indoor facility will grow non-GMO, chemical pesticide-free fruits and vegetables to be distributed to U.S. grocers and restaurants. Because of the company’s strategic location in Appalachia, AppHarvest can reach nearly 70% of Americans in just a day’s drive, reducing transportation costs by up to 80% compared to existing growers in Mexico and the Southwestern U.S.

Located on nearly 250 acres, the facility will double AppHarvest's growing space in Central Appalachia. AppHarvest will open its flagship farm — a 2.76-million-square-foot facility growing tomatoes — this month in nearby Morehead, KY. These two facilities will play a major role in AppHarvest’s efforts to establish itself as the leader in America’s AgTech space.

“This purchase brings us one step closer to our goal of establishing America's next AgTech hub from right here in Appalachia,” said AppHarvest Founder & CEO Jonathan Webb.

How is AppHarvest different from traditional agriculture companies?

-	The company’s greenhouses are designed to reduce water usage in growing by 90% compared to traditional open-field agriculture due to unique irrigation systems connected with large-scale rainwater retention ponds. The system is designed to eliminate harmful agricultural runoff, which contributes to toxic algae blooms.

-	AppHarvest farms are located in water-rich Central Appalachia in contrast to much of America’s vegetable production that is concentrated in Arizona and California, states that continue to confront water scarcity and climate disruptions.

-	Strong relationships with leading AgTech universities and companies in the Netherlands position AppHarvest as a leading applied technology agriculture company. The Netherlands has developed a significant high-tech greenhouse industry, becoming the world’s second-largest agricultural exporter despite having a land mass roughly equal in size to Eastern Kentucky. Earlier this year, AppHarvest led a landmark 17-organization agreement uniting Dutch and Kentucky governments, universities, and private companies, with all committing to building America's AgTech capital from within Appalachia.

In just over two years, AppHarvest has attracted more than $150 million in investment into Central Appalachia and announced on September 29 a definitive agreement for a business combination with publicly-traded special purpose acquisition company Novus Capital Corporation (Nasdaq: NOVS). The combination, which is expected to close late in the fourth quarter of 2020 or early in the first quarter of 2021, will provide $475 million of gross proceeds to the company, including $375 million fully committed common stock PIPE at $10.00 per share anchored by existing and new investors – including Fidelity Management & Research Company, LLC, Inclusive Capital, and Novus Capital Corporation.

AppHarvest’s investors include Revolution’s Rise of the Rest Seed Fund, Inclusive Capital Partners, Equilibrium, Narya Capital, Lupa Systems, Breyer Capital, and Endeavor Catalyst. Endeavor selected AppHarvest Founder & CEO Jonathan Webb as an Endeavor Entrepreneur in 2019.

Board members include food icon Martha Stewart, Narya Capital Co-Founder and Partner JD Vance, Impossible Foods Chief Financial Officer David Lee, and impact investor Jeff Ubben.

Supporting quotes

Madison County Judge Executive Reagan Taylor: "It is an exciting day for Madison County. Over the past two years, the Madison County and AppHarvest teams have been focused on finding economic development opportunities that capitalize on our combination of hard-working people, central location, and agricultural history. Today is the result of that hard work and we couldn't be happier.”

Eastern Kentucky University President David McFaddin: “We are excited to welcome AppHarvest to our community. The work in AgTech they are doing in Eastern Kentucky has generated excitement among our community schools and citizens. I look forward to forging partnerships with AppHarvest that will provide new outlets for our students to gain hands-on experience with the latest techniques in farming.”

About AppHarvest

AppHarvest is an applied technology company building some of the world’s largest indoor farms in Appalachia. The Company combines conventional agricultural techniques with cutting-edge technology and is addressing key issues including improving access for all to nutritious food, farming more sustainably, building a home-grown food supply, and increasing investment in Appalachia. The Company’s 60-acre Morehead, KY facility is among the largest indoor farms in the U.S. For more information, visit https://www.appharvest.com/.

Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, regarding Novus Capital’s proposed acquisition of AppHarvest, Novus Capital’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s growth plans and strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of AppHarvest’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AppHarvest. These forward-looking statements are subject to a number of risks and uncertainties, including those discussed in Novus Capital’s registration statement on Form S-4, filed with the SEC on October 9, 2020 (the “Registration Statement”), under the heading “Risk Factors,” and other documents Novus Capital has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, forward-looking statements reflect AppHarvest’s expectations, plans, or forecasts of future events and views as of the date of this press release. AppHarvest anticipates that subsequent events and developments will cause its assessments to change. However, while AppHarvest may elect to update these forward-looking statements at some point in the future, AppHarvest specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing AppHarvest’s assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Novus Capital has filed the Registration Statement with the SEC, which includes a preliminary proxy statement to be distributed to holders of Novus Capital’s common stock in connection with Novus Capital’s solicitation of proxies for the vote by Novus Capital’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to AppHarvest’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Novus Capital will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Novus Capital, AppHarvest and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Novus Capital through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Novus Capital Corporation, 8556 Oakmont Lane, Indianapolis, IN 46260. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Novus Capital and its directors and officers may be deemed participants in the solicitation of proxies of Novus Capital’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus Capital’s executive officers and directors in the solicitation by reading the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus Capital’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, is set forth in the Registration Statement.